Filed by Virginia Financial Group, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FNB Corporation

Commission File No.: 0-24141

The following material was distributed to employees of Virginia Financial Group, Inc. following the public announcement of the entry into a merger agreement between Virginia Financial Group, Inc. and FNB Corporation:

Virginia Financial Group, Inc. and FNB Corporation

MOE Announcement

Employee Questions & Answers

What will take place?

Virginia Financial Group, Inc. (VFGI) and FNB Corporation (FNBP) will partner in a merger of equals to become the largest independent bank holding company headquartered in Virginia. The resulting company will claim a new name and will be structured as a single chartered bank holding company.

Why are the two banks forming a merger of equals? Why is this decision the right decision?

This merger will create the largest independent bank holding company headquartered in Virginia with approximately $3 billion in assets, total deposits of $2.6 billion, 67 branch offices and 4 Loan Production Offices. This transaction creates a new powerhouse in the Virginia financial services industry which will provide the capabilities to offer additional products and services to our customers through enhanced existing business lines as well as prospective new lines of business. We will have a stronger foundation to fund vital strategic initiatives. The increased market size will create opportunities for heightened business development and provide substantial potential to realize synergies which will enable us to be a significant player in the Virginia regions we will serve as a combined entity.

Our strategic partnership will afford additional resources with which to compete, to develop operating scales and to improve efficiencies. Our increased capabilities will enable our company to attract qualified, talented bank management personnel to support our goals of becoming a true super community bank. Both institutions hold solid capital positions, excellent credit quality, well performing branch office networks as well as very compatible corporate cultures with dedicated employees focused on customer service.

We are confident that this is good news for the communities we serve. Our combined pledge is to function as stewards of the customer relationships we are privileged to serve. We are convinced that this consolidation will produce long term benefits for our customers, our employees and our shareholders.

Which name will the new bank be branded under?

A new name, tagline and total brand will be chosen by a steering committee made up of board members and executives from both companies. This new name will ultimately help us position our company as the premier super community bank in our current and future markets.

What is the anticipated timeline for consolidation and implementation?

It is anticipated that operational and regulatory consolidation will occur within the first 12 to 15 months following the merger.

Where will headquarters be located?

The holding company’s corporate headquarters will be located in Charlottesville, Virginia. The bank headquarters and the company’s operations center will be located in Christiansburg, Virginia.

Will the Operations Center in Staunton remain open or will the facility be closed?

It is currently anticipated that the Operations Center in Staunton will be used to house support functions needed in this area and potentially a much needed training center.

What core operating system will we choose?

Analysis is currently underway and a decision is to be made shortly as to which operating system will best suit our growth and delivery strategies in the future.

How will employee’s jobs be impacted?

Many employees, particularly those employees who directly serve our customers at both banks, will see minimal changes to their job descriptions.

Some employees (number yet unknown) may be asked to assume new job responsibilities.

Career growth opportunities may arise for some employees as the new company structure is formed.

Some employees (number yet unknown) will be asked to work at the same job under a slightly different job description dictated by the new alignment of our new company.

Some employees (number yet unknown) may be asked to report to a different manager.

Unfortunately, due to systems and operations and other departmental integration decisions based upon the need for efficiency of structure, some duplicate positions will be eliminated.

An employee whose job is eliminated and a position of same pay and within a reasonable commuting distance is not offered will be paid severance in accordance with company policy. Retention bonuses may also apply.

When will employees learn of changes which may affect them?

A continuous communications stream is planned so that, once decisions affecting employees are made, communications of those decisions will take place. Because the merger process is in its early state, some issues which will have an effect on employees are yet to be clarified. These questions will be addressed as the process matures. Management teams at both banks have committed to offering clear, factual communication, via the most efficient channel, to employees as promptly as possible. At this time we do not have a total number of positions that are impacted, as there will be additional decisions made in that regard over the next couple of months. Our goal is to have these decisions complete and to communicate them to employees by mid October.

Will any branch offices be closed?

No branches will close due to the consolidation. Our markets do not overlap to any degree that would merit consolidation of branch offices.

When will we receive a new organizational chart?

Information about the new organizational structure will be shared with the impacted parties as it becomes available.

How should we respond to customer inquiries?

The points listed in the previous answers are appropriate for a general response.

A customer focused FAQ will be provided and will be posted on our respective websites for customer and employee benefit.

How should we respond to media inquiries?

Please refer media inquiries to Linda Caldwell at 434-964-2307.

Where can we find additional information about the merger?

In connection with the proposed merger, VFGI plans to file with the Securities and Exchange Commission (“the SEC”) a registration statement on Form S-4 to register the shares of VFGI common stock to be issued to the shareholders of FNBP in the transaction. The registration statement will include a joint proxy statement/prospectus which will be mailed to the shareholders of VFGI and FNBP seeking their approval of the merger. In addition, each of VFGI and FNBP may file other relevant documents concerning the proposed merger with the SEC.

INVESTORS AND SECURITY HOLDERS OF VFGI AND FNBP ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY

STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VFGI, FNBP, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents (when available) through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) also may be obtained by directing a request by telephone or mail to Virginia Financial Group, Inc., 1807 Seminole Trail, Suite 104, Charlottesville, Virginia 22901, Attention: Investor Relations (telephone: (434) 964-2217) or FNB Corporation, 105 Arbor Drive, P.O. Box 600, Christiansburg, Virginia 24068, Attention: Investor Relations (telephone: (540) 382-6042) or by accessing VFGI’s website at http://www.vfgi.net under “SEC Filings and Other Documents” or FNBP’s website at http://www.fnbonline.com under “Investor Relations/SEC Filings.”

VFGI and FNBP and their respective directors, executive officers, and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of VFGI and/or FNBP in connection with the merger. Information about the directors and executive officers of VFGI is set forth in the proxy statement for VFGI’s 2007 annual meeting of shareholders filed with the SEC on March 28, 2007. Information about the directors and executive officers of FNBP is set forth in the proxy statement for FNBP’s 2007 annual meeting of shareholders filed with the SEC on March 30, 2007. Additional information regarding these participants in the proxy solicitation and their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The information on VFGI’s and FNBP’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Forward-looking statements.

Statements made in this communication, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this communication and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger or regarding future results or expectations. VFGI intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. VFGI’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could cause actual results to differ materially from management’s expectations include but are not limited to: (1) the businesses of VFGI and/or FNBP may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by VFGI with the SEC. VFGI undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.